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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25      COMMISSION FILE NO.: 0-25098
                                                    CUSIP NO.: 30701A106

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

[ ] FORM 10-K AND FORM 10-KSB [ ] FORM 20-F [ ] FORM 11-K [X] FORM 10-Q AND FORM 10-QSB [ ] FORM N-SAR FOR PERIOD ENDED: SEPTEMBER 30, 2000

[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED:

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY
THE ITEM(s) TO WHICH THE NOTIFICATION RELATES:

    NOT APPLICABLE.

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PART I -- REGISTRANT INFORMATION

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FULL NAME OF REGISTRANT                             FAMILY GOLF CENTERS, INC.
                                                 -------------------------------

FORMER NAME IF APPLICABLE                                      N/A
                                                 -------------------------------

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE
(STREET AND NUMBER)                                    538 BROADHOLLOW ROAD
                                                 -------------------------------

CITY, STATE AND ZIP CODE                            MELVILLE, NEW YORK 11747
                                                 -------------------------------

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PART II -- RULES 12B-25(B) AND (C)

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IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE
AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED.

[X] (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

[X] (B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

[ ] (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

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PART III -- NARRATIVE

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       ON AUGUST 1, 2000, THE REGISTRANT ENTERED INTO AN AGREEMENT OF SALE (AS
AMENDED ON AUGUST 14, 2000, THE "AGREEMENT OF SALE") TO SELL AND ASSIGN ITS FEE OWNED INTERESTS AND THE RIGHT TO CONTROL THE DISPOSITION OF ITS LEASEHOLD INTERESTS IN 34 GOLF PROPERTIES TO KLAK GOLF, L.L.C FOR A NET PURCHASE PRICE OF $15.7 MILLION IN CASH. THE AGREEMENT OF SALE WAS APPROVED BY THE BANKRUPTCY COURT AT A HEARING ON AUGUST 14, 2000 AND THE CLOSING OF THIS TRANSACTION OCCURRED ON OCTOBER 5, 2000. IN CONNECTION WITH THE DECISION TO SELL OR DISPOSE OF CERTAIN ASSETS OF THE REGISTRANT, THE REGISTRANT IS EVALUATING CERTAIN WRITE DOWNS OF SUCH ASSETS. ACCORDINGLY, THE REGISTRANT WAS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2000 ON OR BEFORE NOVEMBER 14, 2000 WITHOUT UNREASONABLE EFFORT AND EXPENSE. THE REGISTRANT EXPECTS TO FILE THE FORM 10-Q ON OR BEFORE NOVEMBER 20, 2000.

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PART IV  --  OTHER INFORMATION

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         (1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
NOTIFICATION

              MARGARET SANTORUFO                     (631) 694-1666
                   (NAME)                          (TELEPHONE NUMBER)

         (2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).

                                                                  [X] YES [ ] NO

         (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

                                                                  [X] YES [ ] NO

         IF SO: ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

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THE REGISTRANT'S MANAGEMENT IS PERFORMING A REVIEW OF ASSETS IN ACCORDANCE WITH
STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121 "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF" ("SFAS NO. 121"). SFAS 121 REQUIRES RECOGNITION OF IMPAIRMENT LOSSES FOR LONG-LIVED ASSETS WHENEVER EVENTS OR CHANGES IN CIRCUMSTANCES RESULT IN THE CARRYING AMOUNT OF THE ASSETS EXCEEDING THE SUM OF THE EXPECTED FUTURE CASH FLOWS ASSOCIATED WITH SUCH ASSETS. THE MEASUREMENT OF THE IMPAIRMENT LOSSES TO BE RECOGNIZED IS BASED ON THE DIFFERENCE BETWEEN THE FAIR VALUES AND THE CARRYING AMOUNTS OF THE ASSETS. SFAS NO. 121 ALSO REQUIRES THAT LONG-LIVED ASSETS HELD FOR SALE BE REPORTED AT THE LOWER OF CARRYING AMOUNT OR FAIR VALUE LESS COST TO SELL. WHEN FACTORS INDICATE THAT GOODWILL SHOULD BE EVALUATED FOR POSSIBLE IMPAIRMENT, THE REGISTRANT USES AN ESTIMATE OF THE RELATED BUSINESS'S UNDISCOUNTED CASH FLOWS OVER THE REMAINING LIFE OF THE GOODWILL TO ASSESS RECOVERABILITY. AS A RESULT OF THE REGISTRANT'S DECISION TO SELL OR DISPOSE OF CERTAIN ASSETS, THE REGISTRANT ANTICIPATES A WRITE-DOWN OF LONG-LIVED ASSETS IN THE THIRD QUARTER.

                            FAMILY GOLF CENTERS, INC.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

         HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE
                     UNDERSIGNED THEREUNTO DULY AUTHORIZED.

    DATE NOVEMBER 15, 2000                       BY: /S/ MARGARET SANTORUFO
                                                    ------------------------
                                                    CHIEF ACCOUNTING OFFICER

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                                    ATTENTION

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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